July 6, 2007

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Avantair, Inc.

Registration Statement on Form S-1

Filed April 23, 2007

File No. 333-142312

Ladies and Gentlemen:

On behalf of Avantair, Inc. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 1 (“Amendment No. 2”) to the Registration Statement on Form S-1 filed on April 23, 2007 (the “Registration Statement”). Marked copies of this filing are being sent via overnight mail to H. Yuna Peng and Max Webb.

This letter is being filed in response to the Securities and Exchange Commission’s (“SEC’s”) comments dated May 18, 2007.

In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of Amendment No. 1.

General

1.	Please provide the disclosure required by Items 405, 406, 407 and 701 of Regulation S-K.

Response: Pursuant to the SEC’s comment, we have provided the necessary disclosure.

2.	We note on the cover page that on April 19, 2007, the last reported sale price of your shares was $4.44 per share. It appears that you may be subject to the Penny Stock Rule. Please refer to Rules 3a51-1, and 15g-1 to 15g-9 of the Exchange Act.

It does not appear to us that you are eligible to use incorporation by reference. See General Instructions VII of Form S-1. Please revise the registration statement to include all information required by Form S-1.

Avantair, Inc.

July 6, 2007

Response: Pursuant to the SEC’s comment, we have added a Risk Factor on page 5 of the Registration Statement to account for the risk that we may become subject to the Penny Stock Rule. In addition, we have included all information required by the Form S-1 and have removed all references to incorporation by reference.

Registration Statement Cover Page

3.	Please revise your fee table to delete the dollar sign under the column “Amount to be Registered.”

Response: Pursuant to the SEC’s comment, we have deleted the dollar sign under the column “Amount to be Registered.”

4.	Please add a column to the registration fee table to disclose the proposed maximum offering price per share of the common stock and the warrant.

Response: Pursuant to the SEC’s comment, we have revised the registration fee table accordingly.

Outside Back Cover Page of Prospectus

5.	Please include the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-K.

Response: Pursuant to the SEC’s comment, we have included the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-K.

Summary, page 1

General

6.	Please expand this section to disclose that your independent auditor has issued a going concern opinion and disclose the amount of your net loss for the most recent audited and interim periods. Additionally, disclose the amount of your working capital deficit and the amount of your accumulated deficit. We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

Response: Pursuant to the SEC’s comment, we have expanded this section to disclose that the Company’s independent auditor has issued a going concern opinion and we have disclosed the amount of our net loss for the most recent audited and interim periods. Additionally, we have disclosed the amount of our working capital deficit and the amount of our accumulated deficit.

Avantair, Inc.

July 6, 2007

7.	We note your reference in this section and throughout the document to industry information provided by AvData and Business & Commercial Aviation. Please be advised that you must provide consents with respect to any statistics or other data provided that are not either attributed to the company or based on public information available for free or at a nominal cost. See Rule 436 of Regulation C. Revise throughout the document as appropriate.

Response: Pursuant to the SEC’s comment, we have obtained the consent of AvData with respect to use of industry information and have provided a copy of the consent to the SEC supplementally. We have also deleted the reference to Business & Commercial Aviation.

Summary and Selected Consolidated Financial Data, pages 4 and 16

8.	We note that your disclosure of balance sheet data is as of June 30, 2006 and 2005 and the interim period December 31, 2006. Please revise to include consolidated balance sheet data (i.e., total assets, long-term obligations, and stockholders’ deficit) as of June 30, 2004. Also, although your disclosure on page 1 indicates that Avantair was incorporated in July 2003, your website at www.avantair.com appears to indicate that Avantair was founded and began operations in June 2002. Please tell us the date when Avantair first began operations. If that date is prior to July 1, 2003, please include selected financial data for the applicable prior periods. See Item 301 of Regulation S-K.

Response: Pursuant to the SEC’s comment, we have revised the consolidated balance sheet data to include the information as of June 30, 2004. In addition, please note that Avantair was incorporated in July 2003. We have updated our website accordingly.

9.	Please revise to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor’s understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Response: The factors that materially impact the comparability of the information provided in the section entitled “Summary Consolidated Financial Data” are set forth in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Avantair, Inc.

July 6, 2007

See cross reference to Managements Discussions and Analysis of financial condition and results of operations included in header on page 4.

Risk Factors, page 5

General

10.	Please add a risk factor discussing that you may have reduced potential upside to your stockholders by the contractual obligations described in the second paragraph under Recent Developments on page 30.

Response: Pursuant to the SEC’s comment, we have added the requested risk factor.

11.	Please also add a risk factor about the decline of the dollar against other currencies and its effect on your purchase of foreign aircraft and parts or tell us why it is not a risk.

Response: We do not believe the decline of the dollar against other currencies is currently a risk because we settle all transactions in U.S. dollars. In addition, the price of the foreign aircraft will not increase as a result of a decline of the dollar because the Company has already entered into agreements for the purchase of aircraft through 2010 at set prices. With respect to the parts of the aircraft, many of the parts are secured in the United States, and a third-party maintenance provider of the Company bears the risk associated with any price fluctuations of any parts purchased abroad.

12.	Footnote 2 of your financial statements indicates that there is a concentration of credit risk because you acquire all of your aircraft from one supplier and that you are dependent on that suppler for timely delivery. Please address the risks associated with your dependence on one supplier in the risk factor section.

Response: We have revised the risk factor on page 8 of the Registration Statement under the risk factor heading, “Avantair’s dependence on a small number of aircraft manufacturers poses a significant risk to its business and prospects” to reflect that we are currently dependent on one supplier for timely delivery.

13.	Please provide a discussion addressing the risks associated being subject to the Penny Stock Rule.

Response: Pursuant to the SEC’s comments, we have added the necessary risk factor.

Material weaknesses in internal controls over financial reporting ..., page 7

Avantair, Inc.

July 6, 2007

14.	We note that you are aware of material weaknesses in the design and operation of Avantair’s internal controls over financial reporting. Please explain to us, and revise your disclosure in the Risk Factors section and MD&A to indicate the nature of each of these material weaknesses and explain how you plan to remediate the weaknesses and become compliant with Section 404 of the Sarbanes-Oxley Act. Additionally, disclose when the material weakness was identified and when the material weakness first began. Furthermore, please tell us how you have considered these material weaknesses in determining that the audited financial statements for the year ended June 30, 2006 and the unaudited financial statements for the interim period ending December 31, 2006 have been appropriately presented.

Response: The material weakness first began with the independent audit of the fiscal years June 2004, 2005 and 2006. The auditors’ letter on material weakness states the following:

•	The Company’s accounting files for Fiscal 2004 were incomplete, which required significant modifications of accounting data for that period.

•

Costs of Fractional Shares and revenue on certain contracts during the years ended June 30, 2006, 2005 and 2004 were not recognized properly due to errors made on the electronic worksheets for reporting this information.

•	There is insufficient number of accounting staff with the appropriate level of knowledge, which contributed to errors and deficiencies in financial reporting and disclosures.

The Company has addressed the concerns stated in the auditor letter on internal controls and made appropriate changes to remedy concerns over internal controls and reduce or eliminate the possibility of a misstatement of the Company’s financial statements. The Actions taken include the hiring of a Chief Financial Officer, Assistant Controller and a Director of Financial Transactions. In addition, the Company has modified its business processes to include enhanced controls over its core processes. The Company continues to educate the senior accounting staff on the requirements of Section 404 of the Sarbanes-Oxley Act.

Management will make its evaluation of our disclosure controls and procedures as of June 30, 2007.

During fiscal 2007, the Company has:

•	Designed a process to record the sale of fractional shares and implemented a monthly and quarterly review of its calculation for recognizing revenue on fractional shares.

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July 6, 2007

•	Implemented a new expenditure and authorization process and a cash receipts process that will improve accuracy and internal controls.

•	Hired additional accounting personnel with the appropriate level of knowledge to process our monthly transactions and close.

•	Utilized the services of BISYS Private Equity Services which provides consulting services to the Company on complex accounting issues and financial reporting matters.

In fiscal 2008 the Company will implement a new back-office accounting software package which will further improve the accounting process and related internal controls.

Information Regarding Forward-Looking Statements, page 13

15.	We note your statement that the prospectus constitutes forward-looking statements “within the meaning of the Private Securities Litigation Reform Act of 1995.” Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please delete any references to the Private Securities Litigation Reform Act.

Response: Pursuant to the SEC’s comment, we have deleted the reference to the Private Securities Litigation Reform Act on page 13.

Capitalization, page 15

16.	We note that the balance sheet as of December 31, 2006 includes $26,118,444 of borrowings under line of credit from a related party. Please revise your capitalization table to include this amount as an obligation as of December 31, 2006.

Response: The Company has updated the capitalization table to include all obligations as of March 31, 2007.

17.	Please revise to disclose your pro forma capitalization giving effect to the various changes in your capitalization (i.e., common stock issued in reverse acquisition, new credit facility, repayment of obligations to CNM, etc) that occurred subsequent to the latest balance sheet date presented in the registration statement. Your revised disclosure should be accompanied by narrative disclosure explaining the nature and terms of the transactions reflected in the pro forma amounts.

Response: The Company updated the capitalization table as of March 31, 2007. There were no transactions subsequent to March 31, 2007 that would affect this disclosure.

Avantair, Inc.

July 6, 2007

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 26

18.	Please revise to disclose your estimate of capital expenditures for fiscal 2007.

Response: Pursuant to the SEC’s comment, we have disclosed the estimate of capital expenditures for fiscal 2007 which we believe will be approximately $4 million.

Quantitative and Qualitative Disclosures About Market Risk, page 29

19.	We note your disclosure that you are subject to market risk from exposure to changes in interest rates, however we do not believe that your disclosure meets the requirements of Item 305 of Regulation SK. Please revise to disclose quantitative information about your exposure to changes in interest rates using one of the three disclosure alternatives set forth in Item 305 of Regulation SK.

Response: The Company has updated its Quantitative and Qualitative Disclosures about Market Risk disclosure to include in tabular form the information required under Item 305 of Regulation SK.

Aircraft Maintenance, page 35

20.	Please provide an estimate of the number of aircrafts that maybe due for D check/ inspection in the next 12 months. If any aircraft is due for D check, please also discuss whether there will be any significant financial impact as a result of the aircrafts being out of service for 21 days and the costs of the inspection.

Response: We estimate that 13 aircraft will be due for a schedule “D” check from July 1, 2007 to June 30, 2008. The largest portion of the cost of inspection is covered through our service contract with Jet Support Services, Inc. (JSSI). We budget $10,000 per aircraft per “D” check for miscellaneous and consumables not covered by JSSI.

At the same time the Company performs a “D” check, the Company completes a refurbishment of the aircraft interior. This is not required by regulatory authorities and the cost is born by Avantair . The cost of the refurbishment is $60,000 per aircraft.

Our maintenance schedule plans for “D” checks in such a manner as to avoid peak travel periods and perform maintenance when demand is low. This planning eliminates a financial impact from the aircraft being out of service during the process of a scheduled “D” check.

Avantair, Inc.

July 6, 2007

Information Technology page 36

21.	We note that you have two agreements with your software application services provider, Bitwise Solutions, Inc. for use in your operations control center to plan, schedule and track trips and manage your fleet. Please discuss the terms of the agreements, including any licensing fees, if material to your results. Further, please file the agreements as exhibits.

Response: The Company has one agreement with Bitwise Solutions, Inc., a software license and maintenance agreement, dated August 12, 2004. The Company believes the terms of the agreement are not material to the Company’s results or operations. The Company pays a monthly $5,000 licensing fee to Bitwise which is immaterial to the Company’s results. In addition, the Company believes that it can easily replace the software and services provided by Bitwise. As a result, the Company has not filed the Bitwise agreement as an exhibit to the Registration Statement.

Summary Compensation Table, page 46

22.	Please revise the summary compensation table to comply with Item 402(c) of Regulation S-K Please also add the information and the tables required by Items 402(d)-(k). Please also revise the Exchange Act reports accordingly. See Release No. 33-8732A (August 29, 2006).

Response: The Company respectfully believes that the summary compensation complies with 402(c) of Regulation S-K. In addition, the Company believes it has provided all information and tables required by Items 402(d) – (k). We note that Regulation S-K does not require the Company to include tables which are not applicable to the Company.

Security Ownership of Certain Beneficial Owners and Management, page 52

23.	Please update the security ownership table to the most recent date as practicable.

Response: Pursuant to the SEC’s comment, we have updated the security ownership table as of June 15, 2007.

24.	We note from page 50 that Steven Santo and Allison Roberto are the members of Camelot 27 LLC. Please revise the table to include Ms. Roberto.

Response: Pursuant to the SEC’s comment, we have revised the table to include Ms. Roberto.

Certain Relationships and Related Party Transactions, page 53

Avantair, Inc.

July 6, 2007

25.	Please disclose the information required by Item 404(a) of Regulation S-K since the beginning of your last fiscal year, including the related person’s interest and the approximate dollar value of the amount of the related person’s interest in the transactions. In this regard, we bring your attention to the transactions described in footnotes 4 and 7 of your financial statements.

Response: Pursuant to the SEC’s comment, we have revised the disclosure with respect to related party transactions accordingly. We note that the Company no longer believes the outstanding debt with CNM, Inc. is a related party transaction and has revised the Registration Statement accordingly.

Unaudited Interim Financial Statements for the six months ended December 31, 2006

Notes to the Interim Financial Statements

General

26.	We note from your disclosure in Note 11 to the audited financial statements for the year ended June 30, 2006, that in October 2006 you entered into an agreement to sell 3,237,410 shares of Class A Common Stock at $2.78 per share, of which 539,568 were sold to existing stockholders, including members of management, and compensation expense of $1,413,668 will be recorded in the quarter ended December 31, 2006 related to this transaction. Please provide us with more details of the transaction that resulted in the recognition of compensation expense, including how the compensation expense was determined or calculated, and where the amount is recorded in the statement of income. Also, revise your interim financial statements and MD&A to include similar disclosures.

Response: During the second quarter of fiscal 2006, the Company entered into an arrangement to sell common stock of the private company Avantair, Inc. to unrelated parties. The price was determined by arm’s length negotiations. Management also acquired shares for the same consideration which resulted in no compensation expense. The Company has modified its disclosure in both the June 30, 2006 financial statements as well as the interim financial statements as of March 31, 2007. Compensation expense was required and recorded in connection with the transaction described in the SEC’s comment 27 below dealing with cheap stock.

Note 4. Related Party Transactions

27.	We note that in October 2006 you issued certain members of management 474,000 shares of Class A Common Stock for $.01 per share resulting in a

Avantair, Inc.

July 6, 2007

charge of $2,542,000. Please tell us, and revise your disclosures in the notes to your financial statements and MD&A to discuss how the value of the shares was calculated or determined. Also, disclose any vesting or service requirements associated with the shares issued in the notes to your financial statements.

Response: The Company issued 474,000 shares of Class A common stock with a fair market value of approximately $5.36 to three members of its management team. The fair market value of the shares was based on the closing price of the publicly traded common stock of Ardent Acquisition Corp on the date of issuance. Management believes the value of the Ardent common stock to be an appropriate indication of value in this transaction with certain member’s of management. Accordingly, the Company recorded a compensation charge of $2,542,400, which is included in the notes to the financial statements and the MD&A.

The Company has updated the disclosure in footnote 11 to its financial statements and MD&A to more fully discuss this transaction. We note that there are no vesting or service requirements with respect to the shares issued.

28.	We note your disclosure that due to the chairman’s resignation, it was agreed that amounts due from him were forgiven in exchange for a significant portion of the stock he owns. Please tell us, and disclose in the notes to the financial statements, the number of shares that were acquired by the company in exchange for the forgiveness of amounts due, and explain to us how the value of those shares was calculated or determined. Also for each period presented, please revise to disclose the method used to account for treasury stock and the number of shares of treasury stock held by the company. See Rule 3-04 of Regulation SX.

Response: Upon his resignation, the former chairman and the Company entered into two transactions for the Company to reacquire the Company’s shares owned by the former chairman. One transaction entailed the Company’s repurchase of 178,471 shares of the Company’s common stock owned by the former chairman in exchange for the forgiveness of approximately $650,000 the former chairman owed the Company or a value of approximately $3.66 per share. The second transaction involved the Company’s repurchase of the remaining 136,707 shares of the Company’s common stock owned by the former chairman in exchange for a $500,000 note payable from the Company or a value of approximately $3.66 per share. Management and the former chairman negotiated the value of each transaction on an arms length basis and mutually agreed to such values and has concluded that the price paid to the former chairman was the then fair value of the shares acquired. Their assessment was based on the events leading up to the share repurchase as well as negotiations that took place with Ardent Acquisition Corp. Accordingly, no compensation expense was incurred by the Company.

Avantair, Inc.

July 6, 2007

The Company has updated the disclosure in footnote 4 to its financial statements describing the transaction and the value of the shares acquired from the former chairman.

The Company has updated the financial statements to disclose the method used to account for treasury stock and the number of shares of treasury stock held by the Company.

29.	We note your disclosure that on November 16, 2006 you entered into an agreement to purchase all of the remaining stock owned by the company’s former chairman, which consisted of 315,178 shares of common stock for $500,000. Please tell us how you determined the value of the shares purchased and tell us why the statement of stockholders’ equity shows 3,221,196 shares as being repurchased in this transaction, rather than the 315,178 shares disclosed in Note 4. Also, please explain why you were not required to recognize any compensation expense in connection with the repurchase of these shares, pursuant to APB 25, SFAS No. 123 or SFAS No. 123(R) as applicable.

Response: The Company determined the value of the shares repurchased from the former chairman based on the amount negotiated and agreed to with the former chairman The 315,178 shares disclosed in Note 4 to the financial statements includes the total amount of shares repurchased in both transactions per the disclosure described above in the response to SEC comment 28. The Company’s statement of stockholder’s equity has been updated to reflect the correct number of shares acquired in these transactions.

Management does not believe a charge for compensation cost was required for the repurchase of the shares from the former chairman because the price paid of $3.66 was less than the fair market value of $5.36 per share of stock with comparable terms. Management has reviewed Statement of Financial Accounting Standards 123(r ) Share Based Compensation (“SFAS 123R”) which states in paragraph 55 that the amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date.

30.	We note your disclosure that upon the close of the acquisition the CFO will receive warrants for $.01 exercisable for an aggregate of 200,000 shares of Ardent. Please tell us, and disclose in the notes to your financial statements, how you determined the value of the warrants that was charged to operating expenses at the close of the acquisition. Please include in your response all assumptions used in determining the value of the warrants.

Avantair, Inc.

July 6, 2007

Response: The value of the 200,000 warrants issued to the Company’s CFO was based on the public trading price of such warrants in public market under the symbol AAIRW.OB (formerly AACQ.OB) at a price of $0.78 at the date of issuance. The warrants issued to the CFO were identical to the terms and conditions of the Company’s publicly traded warrants. Accordingly, management believes the public trading price to be an appropriate indication of value. The difference between the public trading price of $0.78 and the $0.01 price per warrant is $0.77 or a total of $154,000 for the 200,000 warrants. The Company recognized the $154,000 as a compensation charge in the period issued As such, warrants were fully vested at the date of issuance.

The Company has updated footnote 6 to its financial statements to describe this transaction.

Note 7. Bridge Loans and Sales of Stock

31.	We note from your disclosure that the stock purchase agreement includes the issuance of an additional 954,975 shares in fiscal 2007 and 5,000,000 shares in fiscal 2008 if certain financial milestones are achieved and 4,774,873 shares to be issued if the future trading price of the stock meets certain criteria prior to February 23, 2009. Please revise Note 7 to clearly disclose the earnings targets that must be achieved in each applicable year. Also, disclose the planned accounting treatment for the issuance of stock and the rationale for the planned treatment.

Response: The Company has updated footnote 7 to its interim unaudited financial statements to describe the potential issuance of additional common stock to Avantair shareholders if certain financial milestones are achieved by the Company.

The original transaction was accounted for as a reverse merger/refinancing and management believes that while delayed the shares issued are considered part of the offering. It is therefore appropriate to record such issuances of equity through credits and charges to additional paid in capital. Accordingly, the Company will account for the shares issued as a reduction to additional paid-in capital. Any shares issued in excess of cash acquired will be charged to operations.

The accounting for the merger with Ardent Acquisition Corp. as a reverse acquisition was previously discussed and approved by the SEC staff in connection with comments raised by the SEC when the Company filed its proxy statement.

Avantair, Inc.

July 6, 2007

32.	We note from your disclosure that the October 2, 2006 agreement with CNM also provides that you are required to make a deposit of $2,180,474 to an aircraft manufacturer for two aircraft. Please tell us if this deposit has been made and if so, tell us the date the amount was paid. If the deposit was paid subsequent to December 31, 2006, we believe the amount should he recorded as an adjustment to the pro forma balance sheet included in the Form 8-K filed March 23, 2007 as it appears to be directly related to the acquisition and factually supportable.

Response: The Company made the payment to the aircraft manufacturer on October 2, 2006, therefore the historical financial statements already reflected the transaction.

Other

33.	Please revise the notes to the company’s interim financial statements to give effect to our comments on the company’s audited financial statements, where applicable.

Response: The Company has revised its interim financial statements to give effect to the comments on the Company’s audited financial statements, where applicable.

Audited Financial Statements for the year ended June 30, 2006

Balance Sheet

34.	We note that you have recorded a deferred or prepaid maintenance agreement as an asset on the balance sheet as of June 30, 2006. Please explain to us, and disclose in the notes to the financial statements, the nature of this asset. Also, please tell us, and disclose in the notes to your financial statements, your accounting methods and policies for overhaul and maintenance costs of the aircraft subject to fractional sales arrangements.

Response: In April 2006, the Company entered into a five year maintenance agreement with a third party in consideration for a five year note payable of approximately $3,504,500. Accordingly, a prepaid expense was recorded at an amount equal to the note payable to the third party and such prepaid is being amortized to maintenance expense over the five year period. See Note 9 to the financial statements:

Maintenance Policy- the Company used the direct method of accounting for scheduled “A, B, C & D” maintenance checks. The refurbishment portion of the “D” maintenance check is capitalized since the interior of the

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July 6, 2007

aircraft is substantially refurbished and the life of the aircraft is extended. The cost of refurbishment is amortized over a three-year period. The direct method of accounting for overhaul costs is also used and these costs are expensed as incurred.

35.	We note your classification of deferred revenue related to fractional aircraft share sales and deferred maintenance and management fees as long-term liabilities on the balance sheet. We do not believe that the entire amount of deferred revenue or deferred maintenance and management fees should be classified as a long-term liability and we believe that any amounts that will be recognizable within one year should be classified as a current liability. Please revise your balance sheets accordingly. For guidance, see paragraphs 7-8 of ARB 43A.

Response: Management does not believe deferred revenue and deferred costs should be allocated to current liabilities The deferred revenue does not require the use of existing resources nor will it be liquidated through the disbursement of cash or other current assets. Please review paragraph 7 and 7.2 of ARB 43 for the guidance that the Company used in reaching its conclusion All the cash from such arrangements has been received and as a result, the deferred revenue does not have a specified maturity and therefore its inclusion in current liabilities would not be appropriate.

Management has reviewed the classification of deferred maintenance and has updated the classification of the deferred maintenance and management fee liability between current and non-current. Further, deferred maintenance and management fees have been recorded as a current liability in the most recent financial statements for the period ended March 31, 2007.

36.	We note that accounts payable and accrued liabilities are included in the same line item on the balance sheet, Please revise to separately disclose in the notes to the financial statements, any accrued amounts greater than 5% of total current liabilities. See Rule 5-02.20 of Regulation SX.

Response: The Company has revised the balance sheet to separately disclose accounts payable and accrued liabilities. There were no accrued amounts greater than 5% of total current liabilities.

Notes to the Financial Statements

General

37.

We note from your disclosure on page 33 that approximately 30% of new share sales during 2005 and 2006 have been generated from referrals from existing share owners and under the referral incentive program, a fractional owner who refers a customer to Avantair receives two additional

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July 6, 2007

allocated hours of flight time. Please tell us, and disclose in the notes to your financial statements, how you account for these incentives. See EITF 01-09.

Response: The Company accounts for the additional hours granted under the referral incentive program by expensing these costs as they are incurred. Such amounts were immaterial to any and all periods presented. The cost of unused hours as of March 31, 2007 totaled approximately $75,000 and will be recorded in the fourth quarter. The impact of such adjustments is not material to any and all years presented. In the future, the Company will account for such incentive hours when issued.

The Company has updated the disclosure in footnote 3 to its financial statements to discuss the accounting for the referral incentive program.

38.	We note from your disclosure in Note 3 on page F-25 that you have excluded all outstanding warrants from the calculation of diluted loss per share because all such securities are considered anti-dilutive. Please revise your notes to the financial statements to include: the amount of warrants outstanding; the title and aggregate amount of securities called for by warrants outstanding; the period during which warrants are exercisable; and the exercise price for each period presented. Additionally, please revise to include a table which details the activity of the warrants (exercised, expired, issued) during the three year period for which an income statement is presented. Also, please ensure that the notes to your financial statements explain how all warrants granted during the periods presented were valued and accounted for in your financial statements.

Response: We note that there are no outstanding warrants as of June 30, 2006. The Company has amended the disclosure to remove the reference to warrants or other dilutive securities from the net loss per share disclosure at June 30, 2006.

Note 1. Operations and Accounting Policies

Goodwill

39.	Given the significant net losses recognized by the company during all periods presented in its financial statements, please tell us in detail in MD&A the method and significant assumptions used by the company in its impairment analysis of its goodwill and other long-lived assets for the most recent period presented. Your response and your revised disclosures should explain your basis for any projected improvements in future operating results that were provided for in your impairment analysis. We may have further comment upon receipt of your response.

Avantair, Inc.

July 6, 2007

Response: The Company performed its goodwill impairment analysis in accordance with SFAS 142 Goodwill and Other Intangible Assets. The Company’s goodwill impairment test, used to identify potential impairment, compared the fair value of reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeded its carrying amount, goodwill of the reporting unit is considered not impaired. The Company believes that there is no impairment of its goodwill based on its market capitalization at March 31, 2007.

The Company prepared cash flow projections which support the carrying value of its other non-current assets and similarly no impairment charge is required on its other long-lived assets. One key basis for the Company’s assumption is the fact that the Company expects to receive delivery of 15 planes in the next 12 months and expects to fully sell the fractional shares with respect to those planes prior to or contemporaneous with the fees received with respect to the planes. The Company expects this to produce significant cash flow improvement.

In addition, based on recent equity transactions, the fair value of the assets acquired exceeds the carrying value of those assets.

Note 2. Acquisition

40.	We note the disclosure in Note 2 indicating that on July 11, 2003, Avantair acquired the assets and liabilities of Skyline Aviation, Inc. through the issuance of Avantair’s Class A and Class B common stock. Please revise Note 2 to disclose the number of shares of Class A and Class B common stock that were issued in connection with the Skyline acquisition, the value assigned to the shares issued and the basis for determining the valuation of the Class A and Class B common shares. Refer to the disclosure requirements outlined in paragraph 51d of SFAS No.141.

Also, please revise to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to the guidance outlined in paragraph 51b of SFAS No.141.

Response: The Company acquired all of the assets liabilities of Skyline in exchange for 80 Class A common shares and 100 Class B common shares. The purchase price was determined by valuing the assets acquired and liabilities assumed as follows:

Cash	$177,851
Accounts receivable and leas payments receivable	1,953,436
Other assets	500,000
Property and equipment	4,030,898
Goodwill	1,141,159

Total assets acquired	7,803,344

Accounts payable, accrued expenses and Customer deposits	(219,634)
Notes payable	(7,583,710)

Total liabilities assumed	(7,803,344)

Net assets acquired	$—

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July 6, 2007

The fair values of the assets assumed was determined by evaluating the realizability of amounts receivable, ascertaining the current market value of the aircraft acquired (such value is widely published industry information) and determining the liquidation amount of liabilities assumed. In addition to the above, the Company reviewed relevant agreements and other arrangements and concluded that there were no other assets acquired to liabilities assumed. Reference is made to our response to the Staff’s comment # 12 included in the Staff’s letter to the Company dated January 19, 2007 which documented their review of the Company’s Proxy Statement.

The Company has updated footnote 2 to its financial statements with the items required in SFAS 141.

41.	Please explain why no identifiable intangible assets other than goodwill were recognized in connection with the Skyline acquisition. As part of your response, please explain what consideration was given to valuing any contracts and/or customer relationships acquired in connection with the acquisition. If you do not believe these items had any material value, explain in detail your basis for this conclusion.

Response: In connection with applying purchase accounting, the Company evaluated all of the assets acquired and liabilities assumed in the acquisition of Skyline and determined that there were no significant identifiable intangible assets acquired in the business combination. The Company’s basis for this conclusion was that Skyline was a start up Company. It had only been in existence for one year. During this period it had recurring losses and therefore did not have sufficient time to develop or acquire any intangible assets that had any significant value.

Accordingly, the Company believes the allocation of the amount of value to goodwill to be appropriate.

The accounting for the Skyline acquisition was previously discussed and all questions were resolved by the SEC staff in connection with comments raised by the SEC when the Company filed its proxy statement.

Avantair, Inc.

July 6, 2007

Note 4. Concentrations of Risk

42.	We note your disclosure that financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash and cash equivalents. Please revise your notes to the financial statements in future filings to disclose the fair value of all financial instruments for which it is practicable to estimate fair value (i.e. debt obligations, notes payable) and the methods and significant assumptions used to estimate the fair value of financial instruments. See paragraphs 10 and 14 of SFAS No. 107.

Response: The Company will revise the footnotes to its financial statements in future filings, beginning with the year ended June 30, 2007, to disclose the fair value of all financials instruments for which it is practicable to estimate fair value and the methods and significant assumptions used by management to estimate the fair value of such financial instruments.

Note 8. Related Party Transactions

43.	We note from your disclosure in MD&A on page 28 that under the terms of the credit arrangements with CNM, Inc., you are subject to certain restrictions and covenants, including that you may not make any distributions to shareholders and that you must apply all proceeds from the sale of any assets to reduce the debt obligation with CNM, Inc. Please revise your disclosure in the notes to the financial statements to discuss any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien. See paragraphs 18-19 of SFAS No.5 and Rule 4-08(b) of Regulation S-X.

Response: The Company has updated footnote 11 to the financial statements to include disclosures of restrictive covenants relating to the credit arrangements with CNM, Inc.

Form 8-K filed March 23, 2007 (dated March 21, 2007)

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2006

Adjustment (b)

44.	We note your disclosure that 210,000 shares of Ardent common stock was issued in exchange for services related to structuring and negotiating the acquisition and the value of such shares of approximately $1,200,000 was charged to paid-in capital. Please tell us how you determined or calculated the value of the shares issued.

Avantair, Inc.

July 6, 2007

Response: The Company calculated the value assigned to the 200,545 shares of Ardent stock that would be issued upon the closing in exchange for services relating to structuring and negotiating the acquisition by using the market price of $5.50 per share at the time of such estimate for inclusion in the pro forma financial statements.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations Adjustment (h)

45.	We note the disclosure indicating that adjustment (h) to the pro forma statement of income does not include non-recurring charges for fully vested equity compensation to be granted to an officer upon consummation of the acquisition as such amount will not have an ongoing impact on the combined company. Please revise the pro forma balance sheet to include an adjustment giving effect to these equity compensation grants since they appear to be directly attributable to the acquisition transaction. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Response: The Company has revised its pro forma balance sheet included in its Form 8-K filing.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Twelve Months Ended June 30, 2006

Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended December 31, 2006

46.	We note that the weighted average number of shares outstanding and the net loss per common share presented for Avantair on the pro forma condensed combined statement of operations for the twelve months ended June 30, 2006 and the six months ended December 31, 2006, are different than those amounts presented in the audited financial statements as of June 30, 2006 and unaudited interim financial statements as of December 31, 2006, as included in the Form S-1. Please revise the Form 8-K to make these amounts consistent.

Response: The Company has revised its form 8-K with respect to the weighted average number of shares outstanding and the net loss per common share.

Avantair, Inc.

July 6, 2007

Other

47.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company represents that it will update is financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

48.	Provide a currently dated consent from the independent public accountant in the amendment.

Response: A currently dated consent from JH Cohn has been attached in the amendment.

* * * * *

If you have any questions, please contact the undersigned at 212-335-4998.

Sincerely,

/s/ William Haddad
William Haddad

cc:	Mr. John Waters

Avantair, Inc.